$4,000,000

MMCapS^{SM}

FVB CAPITAL TRUST I

PLACEMENT AGREEMENT

New York, New York
July 26, 2005

SANDLER O'NEILL & PARTNERS, L.P.
919 Third Avenue
6th Floor
New York, New York 10022

Ladies and Gentlemen:

FVB Capital Trust I (the "Trust"), a statutory trust organized under the Delaware Statutory Trust Act, 12 Del. C. § 3801 et seq. (the "Delaware Act"), and First Valley Bancorp, Inc., a Connecticut corporation (the "Company" and together with the Trust, the "Offerors"), confirm their agreement (the "Agreement") with Sandler O'Neill & Partners, L.P., as agent of the Offerors (the "Placement Agent"), with respect to the issue and sale by the Trust and the placement by the Placement Agent of 4,000 MMCapS^{SM} (liquidation amount of $1,000 per security) of the Trust (the "Capital Securities"). The Capital Securities will be guaranteed by the Company to the extent provided in the Guarantee Agreement, to be dated as of the Closing Date (as defined in Section 2(a) hereof) (the "Guarantee Agreement"), between the Company, as guarantor, and Wilmington Trust Company, as guarantee trustee (the "Guarantee Trustee"), with respect to distributions and payments upon liquidation, redemption and otherwise.

The entire proceeds from the sale of the Capital Securities will be combined with the entire proceeds from the sale by the Trust to the Company of its common securities (the "Common Securities"), and will be used by the Trust to purchase $4,124,000 aggregate principal amount of Fixed/Floating Rate Junior Subordinated Debt Securities due 2035 (the "Subordinated Debt Securities") issued by the Company. The Capital Securities and the Common Securities will be issued pursuant to the Amended and Restated Declaration of Trust, to be dated as of the Closing Date (the "Declaration"), among the Company, as sponsor, the Administrators named therein (the "Administrators"), Wilmington Trust Company, as institutional trustee (the "Institutional Trustee"), Wilmington Trust Company, as Delaware trustee (the "Delaware Trustee"), and the holders, from time to time, of undivided beneficial interests in the assets of the Trust. The Subordinated Debt Securities will be issued pursuant to the Indenture, to be dated as of the Closing Date (the "Indenture"), between the Company and Wilmington Trust Company, as indenture trustee (the "Indenture Trustee"). The Indenture, the Guarantee Agreement, the Declaration, the DTC Agreement (as defined below), this Agreement and the Subscription Agreement (as defined in Section 2(a) hereof) are hereinafter referred to collectively as the "Operative Documents."

On the Closing Date, the Capital Securities will be issued in book-entry only form to Cede & Co. as nominee of The Depository Trust Company ("DTC") pursuant to a Letter of Representations, dated no later than the Closing Date (the "DTC Agreement"), among the Trust, the Institutional Trustee, and DTC and shall be designated as PORTAL securities in accordance with the rules and regulations adopted by the National Association of Securities Dealers, Inc. (the "NASD") relating to trading in the PORTAL market, unless the Placement Agent shall notify the Company in writing otherwise on or prior to the Closing Date, in which case the Capital Securities will be issued in definitive form in the manner specified pursuant to Section 2 hereof.

SECTION 1.   Representations and Warranties.

(a)   The Trust and the Company, jointly and severally, represent and warrant to the Placement Agent and Greenwich Capital Financial Products, Inc. (or its designee) (the "Purchaser") as of the date hereof and as of the Closing Date, and agree with the Placement Agent and the Purchaser, as follows:

(i)   Similar Offerings. Within a period of six months before or after the date hereof, the Offerors have not, directly or indirectly, solicited any offer to buy or offered to sell, and will not, directly or indirectly, solicit any offer to buy or offer to sell, in the United States or to any United States citizen or resident, any security which is or would be integrated with the sale of the Capital Securities (including any securities of the same or a similar class as the Capital Securities) in a manner that would require the Capital Securities to be registered under the Securities Act of 1933, as amended (the "1933 Act").

(ii)   Independent Accountants. The accountants of the Company who certified the Financial Statements (as defined in Section 1(a)(iii) hereof) (the "Independent Accountants") are independent public accountants of the Company and its subsidiaries within the meaning of the 1933 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder (the "1933 Act Regulations").

(iii)   Financial Statements and Information. The consolidated balance sheets and the statements of income, changes in stockholders' equity and cash flows of the Company and its subsidiaries as of and for the last three fiscal years and each interim period subsequent to the end of its most recent fiscal year, copies of each of which have been provided to the Placement Agent (the "Financial Statements"), have been prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis throughout the periods involved, except as disclosed in the notes to such Financial Statements, and, together with the related schedules and notes, present fairly, in all material respects, the respective financial positions, results of operations and changes in stockholders' equity of the Company and its subsidiaries as of the respective dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which are or are expected to be material); the books and records of the Company and its subsidiaries have been, and are being, maintained in all material respects in accordance with such generally accepted accounting principles and any other applicable legal and accounting requirements.

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(iv)   <u>No Material Adverse Change</u>. Since the date of the most recent balance sheet included in the Financial Statements, there has not been (A) any material adverse change in the condition, financial, regulatory or otherwise, or in the earnings, business affairs or business prospects of the Trust or of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect") or (B) any dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock other than regular quarterly dividends on the Company's common stock declared and paid consistent with past practice.

(v)   <u>Regulatory Matters</u>.   Neither the Company nor any of its subsidiaries is subject or is party to, or has received any notice or advice that any of them may become subject or party to any investigation with respect to, any corrective, suspension or cease-and-desist order, agreement, consent agreement, memorandum of understanding or other regulatory enforcement action, proceeding or order with or by, or is a party to any commitment letter or similar undertaking to, or is subject to any directive by, or has been a recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency (as defined below) that currently relates to or restricts in any material respect the conduct of their business or that in any manner relates to their capital adequacy, credit policies, management or business (each, a "Regulatory Agreement"), nor has the Company or any of its subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any such Regulatory Agreement; there is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its subsidiaries which, in the reasonable judgment of the Company, is expected to result in a Material Adverse Effect. As used herein, the term "Regulatory Agency" means any federal or state agency charged with the supervision or regulation of depositary institutions or holding companies of depositary institutions, or engaged in the insurance of depositary institution deposits, or any court, administrative agency or commission or other governmental agency, authority or instrumentality having supervisory or regulatory authority with respect to the Company or any of its subsidiaries.

(vi)   <u>No Undisclosed Liabilities</u>. Neither the Company nor any of its subsidiaries has any material liability, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit, proceeding, hearing, charge, complaint, claim or demand against the Company or its subsidiaries giving rise to any such liability), except (i) for liabilities set forth in the Financial Statements and (ii) normal fluctuations in the amount of the liabilities referred to in clause (i) above occurring in the ordinary course of business of the Company and all of its subsidiaries since the date of the most recent balance sheet included in the Financial Statements.

(vii)   <u>Good Standing of the Company</u>. The Company has been duly organized since July 1, 2005 and is validly existing as a corporation in good standing under the laws of the State of Connecticut and has full power and authority under such laws to own, lease and operate its properties and to conduct its business, to enter into and perform its obligations under each of the Operative Documents to which it is a party, and to issue the Subordinated Debt

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Securities; and the Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(viii) <u>Good Standing of the Subsidiaries</u>. Each "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X) of the Company (a "Significant Subsidiary") has been duly organized and is validly existing as an entity in good standing under the laws of the jurisdiction in which it is chartered and has full power and authority under such laws to own, lease and operate its properties and to conduct its current and contemplated business; and the deposit accounts of each of the Company's subsidiary banks are insured up to the applicable limits by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") to the fullest extent permitted by law and the rules and regulations of the FDIC, and no proceeding for the revocation or termination of such insurance is pending or, to the knowledge of the Company, threatened.

(ix) <u>Foreign Qualifications</u>. Each of the Company and its subsidiaries is duly qualified as a foreign entity to transact business, and each is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified would not singularly, or in the aggregate, in the reasonable judgment of the Company, be expected to result in a Material Adverse Effect.

(x) <u>Capital Stock Duly Authorized and Validly Issued</u>. All of the issued and outstanding capital stock of the Company has been duly authorized and validly issued and is fully paid and nonassessable; all of the issued and outstanding capital stock of each Significant Subsidiary of the Company has been duly authorized and validly issued, is fully paid and nonassessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equitable right; and none of the issued and outstanding capital stock of the Company or its Significant Subsidiaries was issued in violation of any preemptive or similar rights arising by operation of law, under the charter, by-laws or code of regulations of the Company or any of its Significant Subsidiaries or under any agreement to which the Company or any of its Significant Subsidiaries is a party.

(xi) <u>Good Standing of the Trust</u>. The Trust has been duly created and is validly existing in good standing as a statutory trust under the Delaware Act with the power and authority to own property and to conduct its business as provided in the Declaration, to enter into and perform its obligations under the Operative Documents to which it is a party, and to issue the Capital Securities and the Common Securities; the Trust is not a party to or otherwise bound by any agreement other than the Operative Documents to which it is a party; and the Trust is, and will be, under current law, classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation.

(xii) <u>Authorization of Common Securities</u>. The Common Securities have been duly authorized, issued, executed and delivered in accordance with the Declaration and are validly issued and fully paid and nonassessable undivided common beneficial ownership interests in the assets of the Trust; the issuance of the Common Securities is not subject to preemptive or other similar rights; and all of the issued and outstanding Common Securities of

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the Trust are owned directly by the Company, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equitable right.

(xiii) <u>Authorization of Capital Securities</u>. The Capital Securities have been duly authorized, issued, executed, authenticated and delivered in accordance with the Declaration and are validly issued and fully paid and nonassessable undivided preferred beneficial ownership interests in the assets of the Trust; the issuance of the Capital Securities will not be subject to preemptive or other similar rights; and the Capital Securities are in the form contemplated by, and entitled to the benefits of, the Declaration.

(xiv) <u>Authorization of this Agreement</u>. This Agreement has been duly authorized, executed and delivered by each of the Offerors.

(xv) <u>Authorization of Subscription Agreement</u>. The Subscription Agreement has been duly authorized, executed and delivered by each of the Offerors, and assuming due authorization, execution and delivery of the Subscription Agreement by the Purchaser, the Subscription Agreement constitutes a valid, legal and binding agreement of each of the Offerors, enforceable against each of the Offerors in accordance with its terms, except to the extent that enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the "Enforceability Exceptions").

(xvi) <u>Authorization of Declaration</u>. The Declaration has been duly authorized, executed and delivered by the Company and the Administrators, and assuming due authorization, execution and delivery of the Declaration by the Institutional Trustee and the Delaware Trustee, the Declaration constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by the Enforceability Exceptions.

(xvii) <u>Authorization of Guarantee Agreement</u>. The Guarantee Agreement has been duly authorized, executed and delivered by the Company, and assuming due authorization, execution and delivery of the Guarantee Agreement by the Guarantee Trustee, the Guarantee Agreement constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by the Enforceability Exceptions.

(xviii) <u>Authorization of Indenture</u>. The Indenture has been duly authorized, executed and delivered by the Company, and assuming due authorization, execution and delivery of the Indenture by the Indenture Trustee, the Indenture constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by the Enforceability Exceptions.

(xix) <u>Authorization of Subordinated Debt Securities</u>. The Subordinated Debt Securities have been duly authorized, executed, authenticated and delivered by the Company in accordance with the Indenture and constitute valid, legal and binding obligations of

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the Company, enforceable against the Company in accordance with their terms, except to the extent that enforceability may be limited by the Enforceability Exceptions; the Subordinated Debt Securities are in the form contemplated by, and entitled to the benefits of, the Indenture; the Subordinated Debt Securities constitute indebtedness of the Company for United States federal income tax purposes and the Company has no present intention to exercise its option to defer payments of interest on the Subordinated Debt Securities as provided in the Indenture.

(xx) <u>Authorization of the DTC Agreement</u>. Unless the Placement Agent shall have notified the Company in writing pursuant to Section 2 hereof that the Capital Securities are not to be issued in book-entry form, the DTC Agreement has been duly authorized by the Trust and, on the Closing Date, when duly executed and delivered by the Trust, and assuming due authorization, execution and delivery of the DTC Agreement by the Institutional Trustee and receipt and acceptance by DTC, the DTC Agreement will constitute a valid, legal and binding agreement of the Trust, enforceable against the Trust in accordance with its terms, except to the extent that enforceability may be limited by the Enforceability Exceptions.

(xxi) <u>Authorization of Administrators</u>. Each of the Administrators of the Trust is an officer or employee of the Company and has been duly authorized by the Company to execute and deliver the Declaration.

(xxii) <u>Not an Investment Company</u>. Neither the Trust nor the Company is, and immediately following consummation of the transactions contemplated hereby and the application of the net proceeds therefrom neither the Trust nor the Company will be, an "investment company" or an entity "controlled" by an "investment company", in each case within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), without regard to Section 3(c) of the 1940 Act.

(xxiii) <u>Absence of Defaults and Conflicts</u>. The Trust is not in violation of the trust certificate of the Trust filed with the State of Delaware (the "Trust Certificate") or the Declaration, and neither the Company nor any of its subsidiaries is in violation of its charter, by-laws or code of regulations; none of the Trust, the Company or any subsidiary of the Company is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which it is a party or by which it or any of them may be bound or to which any of its properties or assets is subject (collectively, "Agreements and Instruments"), except for such defaults under Agreements and Instruments that, in the reasonable judgment of the Company, are not expected to result in a Material Adverse Effect; and the execution, delivery and performance of the Operative Documents by the Trust or the Company, as the case may be, the issuance, sale and delivery of the Capital Securities and the Subordinated Debt Securities, the consummation of the transactions contemplated by the Operative Documents, and compliance by the Trust and the Company with the terms of the Operative Documents to which they are a party have been duly authorized by all necessary corporate action on the part of the Company and by all necessary action on the part of the Trust and do not and will not, whether with or without the giving of notice or passage of time or both, violate, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any, security interest, mortgage, pledge, lien, charge, encumbrance, claim or equitable right upon any properties or assets of the Trust or the Company

NY1 5725516v.3

or any of its subsidiaries pursuant to any of the Agreements and Instruments, nor will such action result in any violation of the provisions of the charter, by-laws or code of regulations of the Company or any of its subsidiaries or the Declaration or the Trust Certificate, or violation by the Company or any of its subsidiaries of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government authority, agency (including, without limitation, each applicable Regulatory Agency) or instrumentality or court, domestic or foreign, having jurisdiction over the Trust or the Company or any of its subsidiaries or their respective properties or assets (collectively, "Governmental Entities"). As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Trust or the Company or any of its subsidiaries prior to its scheduled maturity.

(xxiv) <u>Absence of Labor Dispute</u>. No labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the executive officers of the Company, is imminent, which, in the reasonable judgment of the Company, in either case, is expected to result in a Material Adverse Effect.

(xxv) <u>Absence of Proceedings</u>. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity, now pending, or, to the knowledge of the Trust or the Company, threatened, against or affecting the Trust or the Company or any of its subsidiaries, which, in the reasonable judgment of the Trust or the Company, is expected to result in a Material Adverse Effect or materially and adversely affect the consummation of the transactions contemplated by the Operative Documents or the performance by the Trust or the Company of its obligations hereunder or thereunder; and the aggregate of all pending legal or governmental proceedings to which the Trust or the Company or any of its subsidiaries is a party or of which any of their respective properties or assets is the subject, including ordinary routine litigation incidental to the business, are not, in the reasonable judgment of the Company or the Trust, expected to result in a Material Adverse Effect.

(xxvi) <u>Absence of Further Requirements</u>. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity, other than those that have been made or obtained, is necessary or required for the authorization, execution, delivery or performance by the Trust or the Company of their respective obligations under the Operative Documents, the Subordinated Debt Securities or the Capital Securities, as applicable, or the consummation by the Trust or the Company of the transactions contemplated by the Operative Documents.

(xxvii) <u>Possession of Licenses and Permits</u>. Each of the Trust, the Company and the subsidiaries of the Company possesses such permits, orders, certificates, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate Governmental Entities necessary to conduct the business now operated by it that is material to the Trust or the Company and its subsidiaries considered as one enterprise; each of the Trust, the Company and the subsidiaries of the Company is in compliance with the terms and conditions of all of its Governmental Licenses, except where the failure so to comply, in the reasonable judgment of the Company, is not expected to, singularly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full

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force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect, in the reasonable judgment of the Company, is not expected to have a Material Adverse Effect; and none of the Trust, the Company or any subsidiary of the Company has received notice of any proceeding, and to the knowledge of the Trust, the Company or any subsidiary of the Company, there has been no threatened proceeding, relating to the revocation, termination, suspension or modification of any such Governmental Licenses which, singularly or in the aggregate, in the reasonable judgment of the Company or the Trust, is expected to result in a Material Adverse Effect.

(xxviii) Title to Property. Each of the Trust, the Company and the subsidiaries of the Company has good and marketable title to all of its respective real and personal properties, in each case free and clear of all liens, encumbrances and defects, except such as, in the reasonable judgment of the Trust or the Company, singularly or in the aggregate, are not expected to result in a Material Adverse Effect; and all of the leases and subleases under which the Trust, the Company or any subsidiary of the Company holds properties are in full force and effect, except when the failure of such leases and subleases to be in full force and effect, in the reasonable judgment of the Company, singularly or in the aggregate, is not expected to have a Material Adverse Effect, and none of the Trust, the Company or any subsidiary of the Company has any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Trust, the Company or any subsidiary of the Company under any of the leases or subleases under which the Trust, the Company or any subsidiary of the Company holds properties, or affecting or questioning the rights of such entity to the continued possession of the leased or subleased premises under any such lease or sublease, except when such claim, in the reasonable judgment of the Company, singularly or in the aggregate, is not expected to have a Material Adverse Effect.

(xxix) Stabilization. The Company has not taken and will not take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Capital Securities.

(xxx) No General Solicitation. Neither the Trust or the Company nor any of their Affiliates (as defined in Rule 501(b) under the 1933 Act) or any person acting on its or any of their behalf (other than the Placement Agent, as to whom the Offerors make no representation) has engaged or will engage, in connection with the offer and sale of the Capital Securities, in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the 1933 Act.

(xxxi) No Directed Selling Efforts. Neither the Trust or the Company nor any of their Affiliates or any person acting on its or any of their behalf (other than the Placement Agent, as to whom the Offerors make no representation) has engaged or will engage in any directed selling efforts within the meaning of Regulation S under the 1933 Act ("Regulation S") with respect to the offer and sale of the Capital Securities.

(xxxii) No Registration. Subject to compliance by the Placement Agent with the relevant provisions of Section 6 hereof, it is not necessary in connection with the offer, sale and delivery of the Capital Securities by the Trust and the subsequent sale of the Capital Securities by the Purchaser to the Transferee (as defined in Section 2(a) hereof) in the manner

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contemplated by this Agreement to register the Capital Securities, the guarantee as described in the Guarantee Agreement or the Subordinated Debt Securities under the 1933 Act or to qualify the Declaration, the Guarantee Agreement or the Indenture under the Trust Indenture Act of 1939, as amended.

(b)   Any certificate signed by any Trustee of the Trust or any duly authorized officer of the Company or any of its subsidiaries and delivered to the Placement Agent or to counsel for the Placement Agent shall be deemed a representation and warranty by the Trust or the Company, as the case may be, to the Placement Agent as to the matters covered thereby.

SECTION 2.   Purchase and Sale; Closing.

(a)   The Offerors hereby agree to issue and sell the Capital Securities on July 28, 2005 (or such other date mutually agreed to by the Offerors and the Placement Agent) (the "Closing Date") to the Purchaser pursuant to the terms of the Capital Securities Subscription Agreement, entered into on the date hereof (the "Subscription Agreement"), between the Offerors and the Purchaser. It is understood and agreed that the Purchaser may transfer the Capital Securities to any purchaser(s) selected by it (the "Transferee") in accordance with the provisions contained in the Declaration. The date on which the Purchaser has transferred all of the Capital Securities purchased on the Closing Date is referred to herein as the "Representation and Delivery Date". In addition, the Offerors agree that the Transferee shall be entitled to the benefit of, and to rely on, the provisions of this Agreement as if such Transferee was party hereto.

(b)   The Offerors hereby grant to the Placement Agent the exclusive right to arrange the placement of the Capital Securities with the Purchaser on their behalf. The Placement Agent accepts such right and agrees to use its best efforts, on and prior to the Closing Date, to effect such placement.

(c)   On the Closing Date, the Capital Securities shall be represented by a single global certificate that is registered in the name of Cede & Co., as nominee of DTC, pursuant to the DTC Agreement unless the Placement Agent shall notify the Company in writing on or prior to the Closing Date that the Capital Securities shall be issued in definitive form, in which case such Capital Securities shall be registered in the name(s) and denomination(s) specified by the Placement Agent. Delivery of the global certificate(s) representing the Capital Securities shall be made by the Trust to or on behalf of the Purchaser at the offices of Sidley Austin Brown & Wood LLP in The City of New York, and payment of the purchase price for the Capital Securities shall be made by the Purchaser to the Trust by wire transfer of immediately available funds to a bank designated by the Company contemporaneous with closing on the Closing Date.

(d)   In performing its duties under this Agreement, the Placement Agent shall be entitled to rely upon any notice, signature or writing which the Placement Agent shall in good faith believe to be genuine and to be signed or presented by a proper party or parties. The Placement Agent may rely upon any opinions or certificates or other documents delivered by the Offerors or their counsel or designees either to it or the Purchaser. In addition, in connection with the performance of its duties under this Agreement, the Placement Agent shall not be liable

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for any error of judgment or any action taken or omitted to be taken unless it was grossly negligent or engaged in willful misconduct in connection with such performance or non-performance. No provision of this Agreement shall require the Placement Agent to expend or risk its own funds or otherwise incur any financial liability on behalf of the Purchaser in connection with the performance of any of its duties hereunder. The Placement Agent shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement.

SECTION 3. <u>Notice of Material Events</u>. The Offerors covenant with the Placement Agent and the Purchaser that, prior to the Representation and Delivery Date, the Offerors will immediately notify the Placement Agent, and confirm such notice in writing, of any event or development that, in the reasonable judgment of the Company, is expected to result in a Material Adverse Effect.

SECTION 4. <u>Payment of Expenses</u>. Whether or not this Agreement or the Subscription Agreement is terminated or the sale of the Capital Securities is consummated, the Company, as borrower under the Subordinated Debt Securities, will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, issuance and delivery of the certificates for the Capital Securities and Subordinated Debt Securities, (ii) the fees and disbursements of the Company's counsel, accountants and other advisors and (iii) the fees and disbursements of any registrar for the Capital Securities, as well as the expenses and listing fees incurred in connection with the clearance, settlement and trading of the Capital Securities through DTC and the initial and continued designation of the Capital Securities as PORTAL securities in accordance with the NASD's rules and regulations relating to trading in the PORTAL market. Notwithstanding the foregoing, the fees and disbursements of any trustee appointed under any of the Operative Documents and its counsel shall be paid as specified in the fee agreement between the Company and Wilmington Trust Company.

SECTION 5. <u>Conditions of Placement Agent's Obligations</u>. The obligations of the Placement Agent and the Purchaser on the Closing Date are subject to the accuracy of the representations and warranties of the Offerors contained in Section 1 hereof or in certificates of any Administrator of the Trust or any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Offerors of their obligations hereunder, and to the following further conditions:

(a)   *Opinion of Counsel for the Offerors*. On the Closing Date, the Placement Agent and the Purchaser shall have received the favorable opinion, dated as of the Closing Date, of Tyler Cooper & Alcorn, LLP, special counsel for the Offerors, in substantially the form set out in Annex A hereto, in form and substance reasonably satisfactory to counsel for the Placement Agent. Such counsel may state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of Administrators of the Trust, officers of the Company or any of its subsidiaries and public officials.

(b)   *Opinion of Special Delaware Counsel for the Trust*. On the Closing Date, the Placement Agent and the Purchaser shall have received the favorable opinion, dated as of the Closing Date, of Morris, James, Hitchens & Williams LLP, special Delaware counsel for the Trust, in substantially the form set out in Annex B hereto, in form and substance reasonably satisfactory to counsel for the Placement Agent.

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(c)   *Opinion of Special Tax Counsel for the Offerors*. On the Closing Date, the Placement Agent and the Purchaser shall have received an opinion, dated as of the Closing Date, of Tyler Cooper & Alcorn, LLP, special tax counsel for the Offerors, that (i) the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation and (ii) the Subordinated Debt Securities will constitute indebtedness of the Company for United States federal income tax purposes, in substantially the form set out in Annex C hereto. Such opinion may be conditioned on, among other things, the initial and continuing accuracy of the facts, financial and other information, covenants and representations set forth in certificates of officers of the Company and other documents deemed necessary for such opinion.

(d)   *Opinion of Counsel to the Guarantee Trustee, the Institutional Trustee, the Delaware Trustee and the Indenture Trustee*. On the Closing Date, the Placement Agent and the Purchaser shall have received the favorable opinion, dated as of the Closing Date, of Morris, James, Hitchens & Williams LLP, counsel for the Guarantee Trustee, the Institutional Trustee, the Delaware Trustee and the Indenture Trustee, in substantially the form set out in Annex D hereto, in form and substance reasonably satisfactory to counsel for the Placement Agent.

(e)   *Certificates*. On the Closing Date, there shall not have been, since the date hereof or since the date of the most recent balance sheet included in the Financial Statements, any Material Adverse Effect, and the Placement Agent and the Purchaser shall have received a certificate of the Chairman, the Chief Executive Officer, the President, any Executive Vice President or any Vice President of the Company and of the Chief Financial Officer or Chief Accounting Officer of the Company and a certificate of an Administrator of the Trust, dated as of the Closing Date, to the effect that (i) there has been no such Material Adverse Effect, (ii) the representations and warranties in Section 1 hereof were true and correct when made and are true and correct with the same force and effect as though expressly made on and as of the Closing Date, and (iii) the Offerors have complied with all agreements and satisfied all conditions on their part to be performed or satisfied on or prior to the Closing Date.

(f)   *Maintenance of Ratings*. From the date of this Agreement through the Closing Date, there shall not have occurred a downgrading in or withdrawal of the rating assigned to any debt securities or preferred stock of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization," as that term is defined by the Commission for the purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of any debt securities or preferred stock of the Company or any of its subsidiaries.

(g)   *Additional Documents*. On the Closing Date, (i) the Trust, DTC and the Agent shall have executed the DTC Agreement relating to the Capital Securities and the Capital Securities shall be eligible for clearance, settlement and trading through DTC and designated as PORTAL securities in accordance with the NASD's rules and regulations relating to trading in the PORTAL market, unless the Placement Agent shall have notified the Company in writing otherwise on or prior to the Closing Date; in which event this Section 5(g)(i) shall not be a condition of the Placement Agent's obligations hereunder, and (ii) the Placement Agent and the Purchaser shall have been furnished such documents and opinions as they may reasonably request in connection with the issue, sale and placement of the Capital Securities; and all

11

proceedings taken by the Offerors in connection with the issuance, sale and placement of the Capital Securities shall be satisfactory in form and substance to the Placement Agent and the Purchaser.

(h) *Termination of Agreement*. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Placement Agent by notice to the Offerors at any time on or prior to the Closing Date. If the sale of the Capital Securities to the Purchaser is not consummated because any condition set forth in Section 5(a), (b), (c), (d), (e), (f) or (g) is not satisfied, because of any termination pursuant to Section 10(a) hereof or because of any refusal, inability or failure on the part of the Offerors to perform any agreement herein or comply with any provision hereof, the Company will reimburse the Placement Agent upon demand for all documented out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by the Placement Agent in connection with the proposed sale. In addition, such termination shall be subject to Section 4 hereof, and Sections 7 and 8 hereof shall survive any such termination and remain in full force and effect.

SECTION 6. Offers and Sales of the Capital Securities.

(a) *Offer and Sale Procedures*. The Placement Agent and the Offerors hereby establish and agree to observe the following provisions with respect to the offer and sale of the Capital Securities:

(i) Offers and Sales only to the Purchaser. Offers and sales of the Capital Securities will be made only to the Purchaser in a transaction not requiring registration under the 1933 Act.

(ii) No General Solicitation. No general solicitation or general advertising (within the meaning of Rule 502(c) under the 1933 Act) has been or will be used in connection with the offer and sale of the Capital Securities.

(iii) No Directed Selling Efforts. No directed selling efforts (within the meaning of Regulation S) has been or will be used with respect to the offer and sale of the Capital Securities.

(iv) Purchaser Notification. Prior to or contemporaneously with the purchase of the Capital Securities by the Purchaser, the Placement Agent will take reasonable steps to inform the Purchaser that the Capital Securities (A) have not been and will not be registered under the 1933 Act, (B) are being sold to them without registration under the 1933 Act in accordance with an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and (C) may not be offered, sold or otherwise transferred except in accordance with the legend set forth in Annex E hereto.

(b) *Covenants of the Offerors*. Each of the Offerors, jointly and severally, covenant with the Placement Agent and the Purchaser as follows:

(i) Due Diligence. In connection with the initial purchase of the Capital Securities, the Offerors agree that, prior to the Representation and Delivery Date, the

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Placement Agent and the Purchaser shall have the right to make reasonable inquiries into the business of the Trust, the Company and the subsidiaries of the Company. The Offerors also agree to provide answers to the Placement Agent and the Purchaser, if requested, concerning the Trust, the Company and the subsidiaries of the Company (to the extent that such information is available or can be acquired and made available without unreasonable effort or expense and to the extent the provision thereof is not prohibited by applicable law) and the terms and conditions of the offering of the Capital Securities and the Subordinated Debt Securities.

(ii) <u>Integration</u>. The Offerors agree that they will not, and will cause their Affiliates not to, make any offer or sale of securities of the Offerors of any class if, as a result of the doctrine of "integration" referred to in Rule 502 under the 1933 Act, such offer or sale would render invalid the exemption from the registration requirements of the 1933 Act provided by Section 4(2) thereof or by Rule 144A or otherwise.

(iii) <u>Restriction on Repurchases</u>. Until the expiration of two (2) years (or such shorter period as may hereafter be referred to in Rule 144(k) (or similar successor rule)) after the original issuance of the Capital Securities, the Offerors will not, and will cause their Affiliates not to, purchase or agree to purchase or otherwise acquire any Capital Securities which are "restricted securities" (as such term is defined under Rule 144(a)(3) under the 1933 Act), whether as beneficial owner or otherwise, unless, immediately upon any such purchase, the Offerors or any Affiliate shall submit such Capital Securities to the Institutional Trustee for cancellation.

(iv) <u>PORTAL Eligible</u>. The Offerors will cooperate with the Placement Agent and the Purchaser and use their best efforts to designate the Capital Securities as PORTAL securities in accordance with the NASD's rules and regulations relating to trading in the PORTAL market.

(v) <u>DTC</u>. The Offerors will cooperate with the Placement Agent and the Purchaser and use their best efforts to permit the Capital Securities to be eligible for clearance, settlement and trading through the facilities of DTC.

SECTION 7. <u>Indemnification</u>.

(a) *Indemnification of the Placement Agent and the Purchaser*. Each of the Offerors agree, jointly and severally, to indemnify and hold harmless: (x) the Placement Agent and the Purchaser, (y) each person, if any, who controls (within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act) the Placement Agent or the Purchaser (each such person, a "controlling person") and (z) the respective partners, directors, officers, employees and agents of the Placement Agent and the Purchaser or any such controlling person, as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, relating to or arising out of, or based upon, in whole or in part, (A) any untrue statement or alleged untrue statement of a material fact contained in any information (whether written or oral) or documents executed in favor of or furnished or made available to the Placement Agent or the Purchaser by the Offerors; (B) any omission or alleged omission to state in any information (whether written or oral) or documents executed in favor of or furnished or

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made available to the Placement Agent or the Purchaser by the Offerors a material fact necessary to make the statements therein not misleading; or (C) the breach or alleged breach of any representation, warranty and agreement of any Offeror contained herein or in the Subscription Agreement;

(ii)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or breach or alleged breach of any such representation, warranty or agreement; provided, that (subject to Section 7(c) hereof) any such settlement is effected with the written consent of the Offerors; and

(iii)   against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Placement Agent), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, or breach or alleged breach of any such representation, warranty or agreement, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that the Company agrees to indemnify and hold harmless the Trust against any and all loss, liability, claim, damage and expense whatsoever, as incurred, which is due from the Trust pursuant to the foregoing.

(b)   *Actions against Parties; Notification*. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof, and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Counsel to the indemnified parties shall be selected by the Placement Agent. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and

(ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(c)   *Settlement without Consent if Failure to Reimburse*. If at any time an indemnified party shall have validly requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 7(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement, provided, however, that an indemnifying party shall not be liable for any such settlement effected without its consent if such indemnifying party (1) reimburses such indemnified party with respect to those fees and expenses of counsel that it determines in good faith are reasonable and (2) provides written notice within 10 days after receipt of the request for reimbursement to the indemnified party substantiating the unpaid balance as unreasonable, in each case prior to the date of such settlement.

SECTION 8. Contribution.   In order to provide for just and equitable contribution in circumstances under which the indemnification provided for in Section 7 hereof is for any reason held to be unenforceable for the benefit of an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Offerors, on the one hand, and the Placement Agent, on the other hand, from the offer and sale of the Capital Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Offerors, on the one hand, and the Placement Agent, on the other hand, in connection with the statements, omissions or breaches which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Offerors, on the one hand, and the Placement Agent, on the other hand, in connection with the offer and sale of the Capital Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the sale of the Capital Securities pursuant to this Agreement (before deducting expenses) received by the Offerors and the total commission received by the Placement Agent bear to the aggregate of such net proceeds and commissions.

The Offerors and the Placement Agent agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in

investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement, omission or alleged omission or breach or alleged breach.

Notwithstanding the provisions of this Section 8, the Placement Agent shall not be required to contribute any amount in excess of the total commissions received by it.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 8, the Purchaser, each person, if any, who controls the Placement Agent or the Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and the respective partners, directors, officers, employees and agents of the Placement Agent and the Purchaser or any such controlling person shall have the same rights to contribution as the Placement Agent, while each officer and director of the Company, each Trustee of the Trust and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Offerors.

SECTION 9.   Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or Trustees of the Trust submitted pursuant hereto shall remain operative and in full force and effect, and shall survive delivery of the Capital Securities by the Trust.

SECTION 10. Termination of Agreement.

(a)   *Termination; General*.   The Placement Agent may terminate this Agreement, by notice to the Offerors, at any time on or prior to the Closing Date if, since the time of execution of this Agreement or, in the case of (i), since the date of the most recent balance sheet included in the Financial Statements, (i) there has occurred any Material Adverse Effect, or (ii) there has occurred any material adverse change in the financial markets in the United States, any outbreak of hostilities or escalation thereof or any other calamity or crisis, or any change or development involving political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Placement Agent, impracticable to market the Capital Securities or to enforce contracts for the sale of the Capital Securities, or (iii) trading in any securities of the Company has been suspended or limited by the Commission or any national stock exchange or market on or in which such securities are traded or quoted, or if trading generally on the American Stock Exchange, the New York Stock Exchange or the Nasdaq National Market has been suspended or limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers or any other governmental authority, or (iv) a banking moratorium has been declared by United States federal, Delaware, Connecticut or New York authorities.

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(b)   *Liabilities*. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 and Section 5 hereof, and provided further that Sections 1, 7 and 8 hereof shall survive such termination and remain in full force and effect.

SECTION 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Placement Agent shall be directed to Sandler O'Neill & Partners, L.P., as follows: 919 Third Avenue, 6th Floor, New York, New York 10022, Attention: Thomas W. Killian, Principal, with a copy to Sidley Austin Brown & Wood LLP, 787 Seventh Avenue, New York, New York 10019, Attention: Edward F. Petrosky; and notices to the Offerors shall be directed to First Valley Bancorp, Inc., Four Riverside Avenue, Bristol, Connecticut 06010, Attention: Mark J. Blum, with a copy to Tyler Cooper & Alcorn, LLP, City Place 1, 185 Asylum Street, Hartford, Connecticut 06103, Attention: William W. Bouton III.

SECTION 12. Parties.   This Agreement shall inure to the benefit of and be binding upon each of the Placement Agent, the Purchaser and the Offerors and their respective successors and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Placement Agent, the Purchaser and the Offerors, and their respective successors and the controlling persons and other persons referred to in Sections 1, 7 and 8 hereof and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Placement Agent, the Purchaser and the Offerors and their respective successors, and said controlling persons and other persons and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.

SECTION 13. GOVERNING LAW.   THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES OF SAID STATE OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

EACH OF THE TRUST AND THE COMPANY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING RELATED TO THIS AGREEMENT OR ANY OF THE MATTERS CONTEMPLATED HEREBY, IRREVOCABLY WAIVES ANY DEFENSE OF LACK OF PERSONAL JURISDICTION AND IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. EACH OF THE TRUST AND THE COMPANY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

NY1 5725516v.3

SECTION 14. <u>Disclosure of Tax Treatment and Tax Structure</u>. Notwithstanding anything herein to the contrary, any party to this Agreement (and each employee, representative or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws. For this purpose, "tax structure" means any facts relevant to the federal income tax treatment of the offering contemplated by this Agreement but does not include information relating to the identity of the Offerors.

SECTION 15. <u>Effect of Headings</u>. The Section headings herein are for convenience only and shall not affect the construction hereof.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Placement Agent and the Offerors in accordance with its terms.

Very truly yours,

FIRST VALLEY BANCORP, INC.

By: _____
      Name:
      Title:

FVB CAPITAL TRUST I

By: _____

      Administrator

CONFIRMED AND ACCEPTED,
as of the date first above written:

SANDLER O'NEILL & PARTNERS, L.P.

By: Sandler O'Neill & Partners Corp.,
       the sole general partner

    By: _____

        An Officer of the Corporation

Pursuant to Section 5(a) of the Placement Agreement, special counsel for the Offerors shall deliver an opinion in substantially the following form:

1.   The Company is incorporated and is validly existing as a corporation in good standing under the laws of the State of Connecticut.

2.   The Company has corporate power and authority to (i) execute and deliver, and to perform its obligations under, the Operative Documents to which it is a party and (ii) issue and perform its obligations under the Subordinated Debt Securities.

3.   The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

4.   (i) Each Significant Subsidiary is validly existing and in good standing under the laws of the jurisdiction of its organization; and (ii) to the best of our knowledge, all of the issued and outstanding shares of capital stock of each Significant Subsidiary are owned of record by the Company, directly or through other subsidiaries.

5.   The deposit accounts of each of the bank subsidiary of the Company are insured by the Federal Deposit Insurance Corporation up to the maximum amount allowable under applicable law and, to the best of our knowledge, no proceeding for the termination of such insurance is pending or threatened.

6.   Each of the Company and its subsidiaries (i) is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification wherein it owns or leases properties or conducts business and (ii) holds all approvals, authorizations, orders, licenses, certificates and permits from governmental authorities necessary for the conduct of its business, except where the failure to be so qualified or to hold such approvals, authorizations, orders, licenses, certificates and/or permits would not, singularly or in the aggregate, have a Material Adverse Effect.

7.   No consent, approval, authorization or order of or filing, registration or qualification with any Governmental Entity is required under any law or regulation of the United States or the states in which the Company and any bank subsidiary of the Company is organized in connection with the authorization, execution, delivery and performance by the Company of the Operative Documents or the Subordinated Debt Securities and the consummation of the transactions contemplated thereby except as have already been obtained or made.

8.   Each of the Placement Agreement and the Subscription Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Placement Agent and the Purchaser, respectively, constitutes a valid and binding instrument of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnity and contribution thereunder may be limited under applicable law or public policy, and subject to the qualifications that (i) enforcement thereof may be limited by bankruptcy, insolvency, receivership, reorganization, liquidation, voidable preference, moratorium or other laws (including the laws of fraudulent conveyance and transfer)

or judicial decisions affecting the enforcement of creditors' rights generally or the reorganization of financial institutions and (ii) the enforceability of the obligations of the Company thereunder is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and to the effect of certain laws and judicial decisions upon the availability and enforceability of certain remedies, including the remedies of specific performance and self-help.

9.   The Declaration has been duly authorized, executed and delivered by the Company and the Administrators.

10.   Each of the Guarantee Agreement and the Indenture has been duly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the Guarantee Trustee and the Indenture Trustee, respectively, constitutes a valid and binding instrument of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnity and contribution thereunder may be limited under applicable law or public policy, and subject to the qualifications that (i) enforcement thereof may be limited by bankruptcy, insolvency, receivership, reorganization, liquidation, voidable preference, moratorium or other laws (including the laws of fraudulent conveyance and transfer) or judicial decisions affecting the enforcement of creditors' rights generally or the reorganization of financial institutions and (ii) the enforceability of the Company's obligations thereunder is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and to the effect of certain laws and judicial decisions upon the availability and enforceability of certain remedies, including the remedies of specific performance and self-help.

11.   The Subordinated Debt Securities have been duly authorized, executed, authenticated and delivered in accordance with the Indenture and constitute valid and binding obligations of the Company and entitle the holders thereof to the benefits of the Indenture, enforceable against the Company in accordance with their terms, except as rights to indemnity and contribution thereunder may be limited under applicable law or public policy, and subject to the qualifications that (i) enforcement thereof may be limited by bankruptcy, insolvency, receivership, reorganization, liquidation, voidable preference, moratorium or other laws (including the laws of fraudulent conveyance and transfer) or judicial decisions affecting the enforcement of creditors' rights generally or the reorganization of financial institutions and (ii) the enforceability of the Company's obligations thereunder is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and to the effect of certain laws and judicial decisions upon the availability and enforceability of certain remedies, including the remedies of specific performance and self-help.

12.   The execution, delivery and performance of the Operative Documents, the Subordinated Debt Securities and the Capital Securities, as applicable, by the Company and the Trust and the consummation by the Company and the Trust of the transactions contemplated by the Operative Documents, as applicable, will not result in any violation of the charter or bylaws of the Company or any subsidiary of the Company, the Declaration, the Trust Certificate, the terms of any indenture or other agreement or instrument known to such counsel and to which the Company or any of its subsidiaries is a party or bound or any judgment, order or decree of any

A-2

Governmental Entity having jurisdiction over the Company or any of its subsidiaries, or any law or administrative regulation of any state applicable to the Company or any of the subsidiaries.

13.   Assuming (i) the accuracy of the representations and warranties, and compliance with the agreements, contained in the Placement Agreement and the Subscription Agreement and (ii) that the Capital Securities are sold in the manner contemplated by, and in accordance with, the Placement Agreement, the Subscription Agreement and the Declaration, it is not necessary in connection with the offer, sale and delivery of the Capital Securities by the Trust to the Purchaser and by the Purchaser to the Transferee to register the Capital Securities, the Guarantee Agreement or the Subordinated Debt Securities under the 1933 Act or to qualify an indenture under the Trust Indenture Act of 1939, as amended.

14.   Neither the Company nor the Trust is, and, following the issuance of the Capital Securities and the consummation of the transactions contemplated by the Operative Documents and the application of the proceeds therefrom, neither the Company nor the Trust will be, an "investment company" or entity "controlled" by an "investment company", in each case within the meaning of Section 3(a) of the 1940 Act, without regard to Section 3(c) of such Act.

In rendering such opinions, such counsel may (A) state that its opinion is limited to the laws of New York, the laws of the State of Connecticut and the Federal laws of the United States and (B) rely as to matters involving the application of laws of any jurisdiction other than New York, Connecticut or the United States, to the extent deemed proper and specified in such opinion, upon the opinion of other counsel of good standing believed to be reliable and who are satisfactory to you and as to matters of fact, to the extent deemed proper, on certificates of responsible officers of the Company and public officials.

Pursuant to Section 5(b) of the Placement Agreement, special Delaware counsel for the Trust shall deliver an opinion in substantially the following form:

1.   The Trust has been duly formed and is validly existing in good standing as a statutory trust under the Delaware Act.

2.   The Declaration constitutes a valid and binding obligation of the Sponsor and Trustees party thereto, enforceable against such Sponsor and Trustees in accordance with its terms.

3.   Under the Delaware Act and the Declaration, the Trust has the requisite trust power and authority (i) to own its properties and conduct its business, all as described in the Declaration, (ii) to execute and deliver, and perform its obligations under, the Operative Documents to which it is a party, (iii) to authorize, issue, sell and perform its obligations under its Capital Securities and Common Securities, and (iv) to purchase and hold the Subordinated Debt Securities.

4.   The Capital Securities have been duly authorized for issuance by the Trust and, when issued, executed and authenticated in accordance with the Declaration and delivered against payment therefor in accordance with the Declaration and the Subscription Agreement, will be validly issued and, subject to the qualifications set forth in paragraph 5 below, fully paid and nonassessable undivided beneficial interests in the assets of the Trust and the holders of the Capital Securities will be entitled to the benefits provided by the Declaration.

5.   Each holder of Capital Securities, in such capacity, will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware. We note, however, that the holders of the Capital Securities may be required to make payment or provide indemnity or security as set forth in the Declaration.

6.   Under the Declaration and the Delaware Act, the issuance of the Capital Securities and Common Securities is not subject to preemptive rights.

7.   The Common Securities have been duly authorized for issuance by the Trust and, when issued and executed in accordance with the Declaration and delivered against payment therefor in accordance with the Declaration and the subscription agreement therefor, will be validly issued undivided beneficial interests in the assets of the Trust and the holders of the Common Securities will be entitled to the benefits provided by the Declaration.

8.   Under the Declaration and the Delaware Act, the execution and delivery by the Trust of the Operative Documents to which it is a party, and the performance by the Trust of its obligations thereunder, have been duly authorized by the requisite trust action on the part of the Trust.

9.   The issuance and sale by the Trust of its Capital Securities and Common Securities, the execution, delivery and performance by the Trust of the Operative Documents to

which it is a party, the consummation by the Trust of the transactions contemplated by the Operative Documents to which it is party, and the compliance by the Trust with its obligations thereunder are not prohibited by (i) the Declaration or the Trust Certificate, or (ii) any law or administrative regulation of the State of Delaware applicable to the Trust.

10. No authorization, approval, consent or order of any Delaware court or Delaware governmental authority or Delaware agency is required to be obtained by the Trust solely in connection with the issuance and sale by the Trust of its Capital Securities and Common Securities, the due authorization, execution and delivery by the Trust of the Operative Documents to which it is a party or the performance by the Trust of its obligations under the Operative Documents to which it is a party.

11. The holders of the Capital Securities (other than those holders who reside or are domiciled in the State of Delaware) will have no liability for income taxes imposed by the State of Delaware solely as a result of their participation in the Trust, and the Trust will not be liable for any income tax imposed by the State of Delaware.

Pursuant to Section 5(c) of the Placement Agreement, special tax counsel for the Offerors shall deliver an opinion in substantially the following form:

We have acted as special tax counsel to First Valley Bancorp, Inc., a Connecticut corporation (the "Company"), in connection with the offering by FVB Capital Trust I (the "Trust") of 4,000 MMCapS^{SM} (liquidation amount $1,000 per capital security) (the "Capital Securities"). This opinion letter is furnished pursuant to Section 5(c) of the Placement Agreement, dated July 26, 2005, between the Company, the Trust and you.

In arriving at the opinions expressed below we have examined executed copies of (i) the Amended and Restated Declaration of Trust of the Trust dated the date hereof (the "Declaration"), and (ii) the Indenture relating to the issuance of the Fixed/Floating Rate Junior Subordinated Debt Securities due 2035 (the "Subordinated Debt Securities"), dated as of the date hereof (the "Indenture") (together, the "Operative Documents"). In addition, we have made such investigations of law and fact as we have deemed appropriate as a basis for the opinion expressed below.

It is our opinion that, under current law and assuming the performance of the Operative Documents in accordance with the terms described therein, the Subordinated Debt Securities will be treated for United States federal income tax purposes as indebtedness of the Company.

It is our opinion that the Trust will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation.

Our opinion is based on the U.S. Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. In rendering this opinion, we are expressing our views only as to the federal income tax laws of the United States of America.

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Pursuant to Section 5(d) of the Placement Agreement, counsel to the Guarantee Trustee, the Institutional Trustee, the Delaware Trustee and the Indenture Trustee shall deliver an opinion in substantially the following form:

1.   Wilmington Trust Company ("WTC") is a Delaware banking corporation with trust powers, duly incorporated, validly existing and in good standing under the laws of the State of Delaware, with requisite corporate power and authority to execute and deliver, and to perform its obligations under, the Declaration, the Guarantee Agreement and the Indenture (collectively, the "Transaction Documents").

2.   The execution, delivery, and performance by WTC of the Transaction Documents have been duly authorized by all necessary corporate action on the part of WTC, and the Transaction Documents have been duly executed and delivered by WTC.

3.   The execution, delivery and performance of the Transaction Documents by WTC and the consummation of any of the transactions by WTC contemplated thereby are not prohibited by (i) the charter or bylaws of WTC, (ii) any law or administrative regulation of the State of Delaware or the United States of America governing the banking and trust powers of WTC, or (iii) to our knowledge (based and relying solely on the Officer Certificates), any agreements or instruments to which WTC is a party or by which WTC is bound or any judgments or order applicable to WTC.

4.   The Subordinated Debt Securities delivered on the date hereof have been authenticated by due execution thereof and delivered by WTC, as Indenture Trustee, in accordance with the Indenture. The Capital Securities delivered on the date hereof have been authenticated by due execution thereof and delivered by WTC, as Institutional Trustee, in accordance with the Declaration.

5.   None of the execution, delivery and performance by WTC of the Transaction Documents and the consummation of any of the transactions by WTC contemplated thereby requires the consent, authorization, order or approval of, the withholding of objection on the part of, the giving of notice to, the registration with or the taking of any other action in respect of, any governmental authority or agency, under any law or administrative regulation of the State of Delaware or the United States of America governing the banking and trust powers of WTC, except for the filing of the Trust Certificate with the Office of the Secretary of State of the State of Delaware pursuant to the Delaware Act (which filing has been duly made).

[THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE DECLARATION HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY ("DTC") OR A NOMINEE OF DTC. THIS SECURITY IS EXCHANGEABLE FOR CAPITAL SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN DTC OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE DECLARATION, AND NO TRANSFER OF THIS CAPITAL SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC) MAY BE REGISTERED EXCEPT IN THE CIRCUMSTANCES SPECIFIED IN THE DECLARATION.

UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF DTC TO THE TRUST OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.][1]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, HEREIN AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN PRIOR TO THE DATE WHICH IS THE LATER OF (i) TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT) AFTER THE LATER OF (Y) THE DATE OF ORIGINAL ISSUANCE HEREOF AND (Z) THE LAST DATE ON WHICH THE TRUST OR ANY AFFILIATE (AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT) OF THE TRUST WAS THE HOLDER OF THIS SECURITY OR SUCH INTEREST OR PARTICIPATION (OR ANY PREDECESSOR THERETO) AND (ii) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY ANY SUBSEQUENT CHANGE IN APPLICABLE LAW, ONLY (A) TO THE DEBENTURE ISSUER OR THE TRUST, (B) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER," AS DEFINED IN RULE 144A, THAT PURCHASES FOR ITS OWN ACCOUNT

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[1] Only applicable if this Capital Security is a Global Capital Security.

OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (a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

THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR THE EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY OR SUCH INTEREST OR PARTICIPATION IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING HEREOF OR THEREOF, AS THE CASE MAY BE, THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN

EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE AND HOLDING WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER OF THIS SECURITY WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS MAY BE REQUIRED BY THE AMENDED AND RESTATED DECLARATION OF TRUST TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING A LIQUIDATION AMOUNT OF NOT LESS THAN $100,000 AND MULTIPLES OF $1,000 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING A LIQUIDATION AMOUNT OF LESS THAN $100,000 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER. ANY SUCH PURPORTED TRANSFEREE SHALL BE DEEMED NOT TO BE THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN FOR ANY PURPOSE, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS SECURITY OR SUCH INTEREST OR PARTICIPATION, AND SUCH PURPORTED TRANSFEREE SHALL BE DEEMED TO HAVE NO INTEREST WHATSOEVER IN THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN.

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